Exhibit 12.1
PIONEER SOUTHWEST ENERGY PARTNERS L.P.
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Pioneer Southwest Energy Partners L.P. (a)
										Six Months
										Ended
	Year Ended December 31,									June 30,
	2004		2005		2006		2007		2008	2009
Income from continuing operations before income taxes	$43,384		$64,097		$76,477		$87,436		$121,102	$12,634

Adjustments:
Add fixed charges:
Interest expense	—		—		—		—		621	380

Total fixed charges	—		—		—		—		621	380

Adjusted earnings	$43,384		$64,097		$76,477		$87,436		$121,723	$13,014

Ratio of earnings to fixed charges (b)	(c	)	(c	)	(c	)	(c	)	196.01	34.25

(a)	Pioneer Southwest Energy Partners L.P. together with its subsidiaries (the “Partnership”) acquired its oil and gas property interests through transactions consummated on May 6, 2008 (the “2008 IPO Acquisitions”) and on August 31, 2009 (the “2009 Acquisition”). For periods prior to the Partnership’s acquisition of the oil and gas property interests (prior to May 6, 2008 in the case of the 2008 IPO Acquisitions and for all periods in the case of the 2009 Acquisition), these ratios were calculated from amounts representing Partnership predecessor attributes.

(b)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:
-	earnings consist of income from continuing operations before income taxes and cumulative effect of change in accounting principle plus fixed charges; and

-	fixed charges consist of interest expense (neither the Partnership nor the Partnership’s predecessor had noncontrolling interests, capitalized interest or rental expense during the periods presented).
(c)	The ratio of earnings to fixed charges is not applicable to periods prior to May 6, 2008, as the Partnership’s predecessor did not incur any fixed charges.